Exhibit 99.1

WNS Announces Changes to Board of Directors

NEW YORK, NY and MUMBAI, INDIA, December 22, 2022 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process management (BPM) solutions, today announced that effective end of day December 31, 2022, Michael Menezes and Gareth Williams will retire from the WNS Board of Directors and step down as Chairman of their respective Committees. Michael and Gareth will retire after having served on the WNS Board for 9 years, the prescribed maximum term of directorship under WNS’ Corporate Governance guidelines. Jason Liberty, who joined the company’s Board of Directors on February 14, 2020 and is serving as a member of the Audit Committee, will assume the role of Chairperson of the Audit Committee of the Board in place of Michael, while Lan Tu, who joined the company’s Board of Directors on February 4, 2022 and is serving as a member of Compensation and Nominating and Corporate Governance Committee, will assume the role as Chairperson of the Compensation Committee in place of Gareth effective January 1, 2023.

“On behalf of the WNS Board, I would like to sincerely thank Michael and Gareth for their contributions to the company’s success over the past 9 years. Michael and Gareth’s leadership and guidance have been instrumental in helping WNS drive sound corporate governance and position the company for long-term success,” said Timothy L. Main, Chairman of the Board of Directors, WNS.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of September 30, 2022, WNS had 57,503 professionals across 60 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States.

For more information, visit www.wns.com or follow us on Facebook, Twitter, LinkedIn, and Instagram.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:

David Mackey EVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com